SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15
                   Certification and Notice of Termination of
               Registration under Section 12(g) of the Securities
               Exchange Act of 1934 or Suspension of Duty to File
                          Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                                                     Commission File No. 1-11792

                         Mercantile Bancorporation Inc.
             (Exact name of registrant as specified in its charter)

                                  P.O. Box 524
                         St. Louis, Missouri 63166-0524
                                  314-418-2525
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         Common Stock, par value $0.01; Preferred Stock Purchase Rights
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)        [X]        Rule 12h-3(b)(1)(ii)        [ ]
          Rule 12g-4(a)(1)(ii)       [ ]        Rule 12h-3(b)(2)(i)         [ ]
          Rule 12g-4(a)(2)(i)        [ ]        Rule 12h-3(b)(2)(ii)        [ ]
          Rule 12g-4(a)(2)(ii)       [ ]        Rule 15d-6                  [ ]
          Rule 12h-3(b)(1)(i)        [X]

Approximate number of holders of record as of the certificate or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Firstar Corporation, as successor by merger to the registrant, has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 20, 1999                  By:  /s/ JENNIE P. CARLSON
                                          Name:  Jennie P. Carlson
                                          Title: Senior Vice President, General
                                                  Counsel and Secretary